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[JONES VARGAS LETTERHEAD]

                      October 25, 2005

By EDGAR Transmission

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  RE:
  Power Efficiency Corporation—Registration Statement on Form SB-2

Ladies and Gentlemen:

        Enclosed for filing pursuant to Section 6 of the Securities Act of 1933, as amended (the "Act"), is a Registration Statement on Form SB-2 (the "Registration Statement") of Power Efficiency Corporation, a Delaware corporation ("Registrant"), which has been signed manually and electronically. The Registration Statement relates to the proposed offering of up to 50,626,399 shares of Common Stock of the Registrant by the selling stockholders of the Registrant named in the Registration Statement.

        The filing fee of $2,201 required by Rules 457(c) and 457(g) of the Act has been paid by wire transfer to the Securities and Exchange Commission's lockbox at Mellon Bank. For the convenience of the staff, we have enclosed an explanation of our calculation of the fee.

        To expedite the processing of this Registration Statement, please address any questions or correspondence to me or to William Greenlee or to Diane Markert of this office.

Very truly yours, JONES VARGAS
/s/ CRAIG H. NORVILLE CRAIG H. NORVILLE
Enclosure cc: Power Efficiency Corporation

POWER EFFICIENCY CORPORATION
REGISTRATION STATEMENT ON FORM SB-2
50,626,399 SHARES OF COMMON STOCK

CALCULATION OF REGISTRATION FEE

Number of Shares	Per Share Price	Maximum Offering Price for Fee Calculation
14,500,000 shares issued and outstanding	$0.30 (Average price on October 18, 2005)	$4,350,000
7,250,000 shares issuable on exercise of warrants	$0.44 (exercise price)	$3,190,000
3,450,000 shares issuable on exercise of warrants	$0.20 (exercise price)	$690,000
1,981,517 shares issuable on exercise of warrants	$0.65 (exercise price)	$1,287,986
3,918,848 shares issued on conversion of preferred stock	$0.30 (average price on October 18, 2005)	$1,175,654
3,134,102 shares issued and outstanding	$0.30	$940,231
66,232 shares issuable on exercise of options	$14.00 (average exercise price)	$927,248
15,000,000 shares issuable on exercise of options	$0.36 (average exercise price)	$5,400,000
1,325,700 shares issuable on exercise of warrants	$0.56 average exercise price)	$742,392
TOTAL	50,626,399	$18,703,511

CALCULATION OF FEE: $18,703,511 × .00011770 = $2,201

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POWER EFFICIENCY CORPORATION REGISTRATION STATEMENT ON FORM SB-2 50,626,399 SHARES OF COMMON STOCK CALCULATION OF REGISTRATION FEE